TATA

08000914

29th January 2008
BP/AD-M1A/63

SEC
Mail Processing
Section

FEB 19 2008

Washington, DC
100

SUPPL

Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Audited Financial Results for the quarter ended 31st December 2007

In terms of Clause 41 of the Listing Agreement, we send herewith a statement containing the Audited Financial Results of the Company for the quarter ended 31st December 2007, which were approved by the Board of Directors of the Company at its meeting held today, along with a copy of the Audit Report.

We also forward herewith a copy of the Press Release issued by the Company.

Yours faithfully,
For The Tata Power Co. Ltd.

PROCESSED
FEB 27 2008
THOMSON
FINANCIAL

(B J Shroff)
Vice-President & Company Secretary

Encls.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SEC
Mail Processing
Section

FEB 19 2008

Washington, DC
100

dlw 2/26

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

AUDITED FINANCIAL RESULTS FOR THE QUARTER/NINE MONTHS ENDED 31ST DECEMBER, 2007

Particulars	Quarter ended		Nine months ended		Year ended
	31-Dec-07	31-Dec-06	31-Dec-07	31-Dec-06	31-Mar-07
	MUs	MUs	MUs	MUs	MUs
1. Generation	3,672	3,587	11,216	10,933	14,269
2. Sales	3,614	3,655	11,481	11,007	14,422
	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores
3. Revenue	1,419.40	1,199.72	4,281.44	3,767.92	4,939.26
Less: Rebate to consumers	-	-	-	-	223.94
Net Revenue	1,419.40	1,199.72	4,281.44	3,767.92	4,715.32
4. Other Income	41.44	45.98	241.34	165.28	343.99
5. Total Income	1,460.84	1,245.70	4,522.78	3,933.20	5,059.31
6. Expenditure					
a) Staff Cost	36.98	54.00	180.61	153.36	191.90
b) Cost of Power Purchased	50.59	120.18	386.79	469.34	664.58
c) Cost of Fuel	964.15	713.98	2,622.76	2,138.62	2,708.91
d) Cost of components, materials and services in respect of contracts	9.50	14.31	30.77	56.61	81.91
e) Depreciation	70.45	73.47	212.79	222.60	291.92
f) (Gain)/Loss on exchange (net)	4.62	(5.48)	(42.21)	1.12	(2.09)
g) Other expenditure	90.03	88.53	282.27	238.95	353.63
h) Total expenditure (6a to 6g)	1,226.32	1,058.99	3,673.78	3,280.60	4,290.76
7. Interest	38.55	54.48	135.70	133.78	182.54
8. Profit before tax (5-6-7)	**195.97**	**132.23**	**713.30**	**518.82**	**586.01**
9. Provision for Taxation	(1.31)	(147.67)	68.39	(85.25)	(110.79)
10. Profit after tax (8-9)	197.28	279.90	644.91	604.07	696.80
11. Statutory Appropriations					22.83
12. Net Profit after tax and Statutory Appropriations (10-11)	**197.28**	**279.90**	**644.91**	**604.07**	**673.97**
13. Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	218.10	197.92	218.10	197.92	197.92
14. Reserves including Statutory Reserves					5,259.42
15. Basic Earnings per Share on Net Profit after tax and Statutory Appropriations (not annualised) (In Rupees)	9.20	14.13	31.18	30.49	34.02
16. Diluted Earnings per Share on Net Profit after tax and Statutory Appropriations (not annualised) (In Rupees)	9.02	13.25	30.73	28.67	32.09
17. Aggregate of public shareholding					
No. of shares #			14,33,64,351	13,36,91,730	13,37,11,000
% of shareholding @			65.95	67.56	67.57
# Excludes no. of shares held by custodians of GDR			3,05,210	3,64,430	3,55,160
@ Excludes % of shareholding held by custodians of GDR			0.14	0.18	0.18
18. Proposed Dividend (For the year ended 31-Mar-07)					
Rate per share (Face Value Rs. 10/-) (In Rupees)			9.50	-	9.50
Amount (Rs. in crores)			9.40	-	188.22

TATA POWER
The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

Rs. Crores

Particulars	Quarter ended		Nine months ended		Year ended
	31-Dec-07	31-Dec-06	31-Dec-07	31-Dec-06	31-Mar-07
Segment Revenue					
Power Business	1,405.12	1,182.59	4,235.40	3,691.34	4,605.68
Others	14.28	17.41	46.04	76.93	110.90
Total Segment Revenue	1,419.40	1,200.00	4,281.44	3,768.27	4,716.58
Less: Inter segment revenue		0.28	-	0.35	1.26
Net Revenue	**1,419.40**	**1,199.72**	**4,281.44**	**3,767.92**	**4,715.32**
Segment Results (Profit before interest and tax)					
Power Business	212.10	149.10	618.07	531.89	477.29
Others	(0.27)	(5.70)	(12.61)	(17.09)	(17.11)
Total Segment Results	211.83	143.40	605.46	514.80	460.18
Less: Interest Expense	38.55	54.48	135.70	133.78	182.54
Add: Unallocated Income net of Unallocated Expense	22.69	43.31	243.54	137.80	308.37
Total Profit Before Tax	**195.97**	**132.23**	**713.30**	**518.82**	**586.01**
Capital Employed					
Power Business	5,023.76	4,289.97	5,023.76	4,289.97	4,678.68
Others	75.62	81.73	75.62	81.73	61.13
Unallocated	2,818.85	1,685.54	2,818.85	1,685.54	1,251.14
Total Capital Employed	**7,918.23**	**6,057.24**	**7,918.23**	**6,057.24**	**5,990.95**

Types of products and services in each business segment:

Power - Generation, Transmission and Distribution of Electricity.
Others - Electronics, Project Consultancy etc.

TATA

1. The above results were reviewed by the Audit Committee and approved by the Board of Directors at their meeting held on 29th January, 2008.

2. Maharashtra Electricity Regulatory Commission (MERC) had issued an Order dated 3rd October, 2006 on the Annual Revenue Requirement (ARR) for the financial years 2004-05 and 2005-06 and the ARR and tariff petition for the financial year 2006-07. In the said Order, MERC has held, inter alia, that, (a) certain items recoverable from consumers but not billed (based on MERC tariff regulations/order) should be considered only in the year in which the billing takes place and (b) certain expenses claimed by the Company as deductible from Clear Profits are not deductible. As a consequence, MERC has determined that on comparison of the Clear Profit with the Reasonable Return there is a net deficit of Rs. 164.45 crores (including interest) for the years 2004-05 and 2005-06 (as against a surplus of Rs. 81.62 crores determined and accounted by the Company) and the Order requires that the above deficit should be adjusted against the balance available in certain statutory reserves and consumer benefit account aggregating to Rs. 226 crores. The Order also provides that the balance of Rs. 61.55 crores available in the statutory reserves and consumer benefit account after the above adjustment be utilised towards Annual Revenue Requirement for 2006-07.

   The Company had, filed an appeal dated 14th November, 2006 with MERC seeking review of the Order and MERC by its Order dated 22nd March, 2007 has disposed off the said review petition with certain observations and findings which have not been accepted by the Company. The Company is of the view, supported by legal opinion, that aforesaid Tariff Order of MERC can be successfully challenged and has, therefore, filed an appeal dated 4th May, 2007 with the Appellate Tribunal for Electricity (ATE) and pending final outcome, no adjustments have been made in the accounts for the period ended 31st December, 2007.

3. In respect of the Standby Charges dispute with Reliance Energy Ltd. (REL) for the periods from 1st April, 1999 to 31st March, 2004, the ATE has set aside the MERC Order dated 31st May, 2004 and directed the Company to refund to REL as on 31st March, 2004, Rs. 354 crores (including interest of Rs. 15.14 crores) and pay interest at 10% p.a. thereafter. As at 31st December, 2007, the accumulated interest was Rs.125.96 crores (Rs. 2.80 crores and Rs. 8.40 crores for the quarter and nine months ended 31st December, 2007 respectively). On appeal, the Hon'ble Supreme Court has stayed the ATE Order and as directed, the Company has furnished a bank guarantee of Rs. 227 crores and also deposited Rs. 227 crores with the Registrar General of the Court, which has been withdrawn by REL on furnishing the required undertaking to the Court. The said amount has been accounted under "Other Deposits".

   Further, no adjustment has been made for the reversal in terms of the ATE Order dated 20th December, 2006 of Standby Charges credited in previous years estimated at Rs. 519 crores. The aggregate of Standby Charges credited in previous years, net of tax is estimated at Rs. 466.43 crores, which will be adjusted, wholly by a withdrawal / set off from certain Statutory Reserves as allowed by MERC. No provision has been made in the accounts towards interest that may be finally determined as payable to REL. However, since 1st April, 2004, the Company has accounted Standby Charges on the basis determined by the respective MERC Tariff Orders.

   The Company is of the view, supported by legal opinion, that the ATE's Order can be successfully challenged and hence, adjustments, if any, including consequential adjustments to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be recorded by the Company on the final outcome.

4. In a matter pertaining to distribution rights, the ATE has passed an Order which is in appeal in the Hon'ble Supreme Court. The financial consequences of the ATE's Order have neither been quantified in the Order nor been ascertained by the Company. The Company is of the view, supported by legal opinion, that the ATE's Order can be successfully challenged and consequently, no provision is considered necessary.

5. The quarterly/nine months results do not reflect the adjustments required to be made towards Statutory Appropriations for the year and the adjustment arising on review of annual performance as stipulated under the Tariff Regulations 2005, which will be made for the year as a whole.

6. Other Income for the quarter and nine months ended 31st December, 2007 includes Rs. 22.87 crores and Rs. 114.97 crores respectively (31st December, 2006 - Rs. Nil) on account of Profit (net) on sale of Long Term Investments.

7. Pursuant to limited revision to Accounting Standard (AS) 15, Employee Benefits (revised 2005), the Company has decided to charge the additional liability arising upon the first application of the Standard as an expense over a period of five years. Consequently, the adjustment to General Reserve made during the quarter ended 30th June, 2007 amounting to Rs. 42.11 crores (net of tax Rs. 19.59 crores) has been reversed, 'Other expenditure' for the quarter and nine months ended 31st December, 2007 is higher by Rs. 3.14 crores and Rs. 9.31 crores respectively and Profit after tax is lower by Rs. 2.38 crores and Rs. 7.09 crores respectively.

a) During the period the Company, after obtaining the requisite approvals, has on a preferential basis, issued securities viz. 98,94,000 Equity Shares of Rs. 10 each at a premium of Rs. 577.08 per share and 1,03,89,000 Warrants to Tata Sons Ltd. (Promoters). Each Warrant would entitle Tata Sons Ltd. to subscribe to one Equity Share of the Company against payment in cash. As per the SEBI guidelines, an amount equivalent to 10% of the price i.e. Rs. 58.71 per Warrant has been received from Tata Sons Ltd. on allotment of the Warrants. The price at which the Warrants will be exercised will be determined in accordance with the SEBI guidelines. Accordingly, the outstanding Warrants have not been considered for computation of diluted earnings per share.

b) As approved by the Shareholders the above equity shares ranked pari passu in all respects including dividend with the existing equity shares of the Company. Accordingly, the Company has paid dividend amounting to Rs. 9.40 crores for the year ended 31st March, 2007 and dividend tax thereon amounting to Rs. 1.60 crores.

During the quarter/nine months ended 31st December, 2007, 140,183 Foreign Currency Convertible Bonds (FCCB) have been converted into 1,02,92,146 Equity Shares of Rs 10/- each at a premium as per terms of issue. Consequently, there is an increase in the Subscribed Share Capital by Rs. 10.29 crores and Securities Premium by Rs 543.84 crores. Further, provision made for premium on redemption of FCCB by debiting Securities Premium in an earlier year has been reversed to the extent it pertains to the converted FCCB. As a result, Securities Premium has gone up by Rs. 97 crores.

Although the Profit before tax for the quarter ended 31st December 2007 is higher than the Profit before tax for the quarter ended 31st December, 2006, the Profit after tax for the quarter ended 31st December 2007 is lower due to higher reversal of tax provisions in the quarter ended 31st December, 2006. Provision for Taxation includes Current tax for the quarter and nine months ended 31st December, 2007, which is net of Rs. 29.42 crores and Rs. 30.34 crores respectively (31st December, 2006 - Rs. 159.38 crores and Rs. 187.84 crores respectively), being reversal of provisions made in earlier years, based on orders received during the period.

11. In the matter of claims raised by the Company on REL, towards the difference in the energy charges for the period March 2001 to May 2004 and for minimum off-take charges of energy for the period 1998 to 2000, MERC, has issued an Order dated 12th December, 2007 in favour of the Company. The total amount payable by REL including interest is estimated to be Rs. 323 crores as on 31st December, 2007. However, REL has filed an appeal in the Appellate Tribunal for Electricity. Hence, as a matter of prudence, the Company has not recognized the above income.

Staff costs for the quarter ended 31st December, 2007 is net of Rs 3.66 crores (31st December, 2006 - Rs 1.10 crores) relating to cost capitalised or recovered from other companies and reversal of provisions of Rs 10.44 crores (31st December, 2006 – Rs. Nil) arising mainly due to actuarial valuations of wage settlement retirement benefits which have been accrued based on estimates as at 30th September, 2007.

13. There are no items considered exceptional/extraordinary for the quarter/nine months ended 31st December, 2007 (31st December, 2006 - Rs. Nil).

14. There were 4 investor complaints pending as on 1st October, 2007, 45 complaints were received during the quarter, 47 complaints were disposed off during the quarter and 2 complaints remained unresolved as at the end of the quarter ended 31st December, 2007.

15. Previous period/year figures have been regrouped /reclassified wherever necessary.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

RATAN N TATA
Chairman

TATA

Date: 29th January, 2008.

Deloitte Haskins & Sells

Chartered Accountants
12, Dr. Annie Besant Road
Opp. Shiv Sagar Estate
Worli, Mumbai - 400 018
India

Tel : + 91 (22) 6667 9000
Fax: + 91 (22) 6667 9025

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
THE TATA POWER COMPANY LIMITED

1. We have audited the quarterly financial results of THE TATA POWER COMPANY LIMITED for the quarter ended 31st December, 2007 and the year to date results for the period 1st April, 2007 to 31st December, 2007, attached herewith, being submitted by the Company pursuant to the requirement of clause 41 of the Listing Agreement. These quarterly financial results as well as the year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company's management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued by the Institute of Chartered Accountants of India and other accounting principles generally accepted in India.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial results. An audit also includes assessing the accounting principles used and significant estimates made by the Management. We believe that our audit provides a reasonable basis for our opinion.

3. The report on the accounts of Bangladesh branch audited by other auditors has been forwarded to the Company and has been appropriately dealt with.

4. Without qualifying our opinion,

   i. we draw attention to Note 2 to the financial results. As stated in the note, subject to the outcome of the Appeal filed before the Appellate Tribunal of Electricity against the Order of Maharashtra Electricity Regulatory Commission (MERC), no adjustments have been made for net deficit of Rs 164.45 crores as determined by MERC for the financial years 2004-05 and 2005-06 (as against a surplus of Rs 81.62 crores determined and accounted by the Company) and other consequential effects in the financial statements for the quarter/nine months ended 31st December, 2007. The impact of the above on the results for the quarter/nine months ended 31st December, 2007 cannot presently be determined pending the ultimate outcome of the matter. The Company is of the view, supported by legal opinion, that the Order given by MERC can be successfully challenged. In view of this no provision/adjustment has been considered necessary.

   ii. we draw attention to Note 3 to the financial results. As stated in the note, subject to the outcome of the Appeal filed before the Supreme Court, no adjustment has been made by the Company in respect of the standby charges accounted for as revenue in earlier periods and estimated at Rs. 519 crores and its consequential effects for the period upto 31st December, 2007. The impact of the above on the results for the quarter/nine months ended 31st December, 2007 cannot presently be determined pending the ultimate outcome of the matter. The Company is of the view, supported by legal opinion, that the Tribunal's Order can be successfully challenged. In view of this no provision/adjustment has been considered necessary.

iii. we draw attention to Note 4 to the financial results. The Company has filed an appeal in the Supreme Court, in connection with an Appellate Tribunal Order setting aside the Maharashtra Electricity Regulatory Commission (MERC) Order confirming the Company's right of distribution in certain areas and related matters thereto and allowing as a whole the appeal preferred by Reliance Energy Ltd.The hearing of the appeal has been concluded and the Order is reserved. The financial consequences of the Appellate Tribunal Order have neither been quantified in the Order nor been ascertained by the Company. The Company is of the view, supported by legal opinion, that the Tribunal's Order can be successfully challenged. In view of this no provision/adjustment has been considered necessary.

iv. we draw atttention to Note 5 to the financial results. Adjustments required to be made towards Statutory Appropriations and adustments arising on review of annual performance as stipulated under Tariff Regulations 2005, if any, will be made as stated in the note.

5. In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results as well as the year to date results:

   i. are presented in accordance with the requirements of clause 41 of the Listing Agreement in this regard; and

   ii. give a true and fair view of the net profit and other financial information for the quarter ended 31st December, 2007 as well as the year to date results for the period from 1st April, 2007 to 31st December, 2007.

6. Further, we also report that we have also verified the number of shares as well as the percentage of shareholdings in respect of aggregrate amount of public shareholdings in terms of clause 35 of the Listing Agreements and the particulars relating to undisputed investor complaints from the details furnished by the Company's Registrars and found the same to be correct.

For Deloitte Haskins & Sells
Chartered Accountants

UDAYAN SEN
Partner
Membership No: 31220

Mumbai, 29th January, 2008

immediate use **PRESS RELEASE**

Tata Power Q3 Revenues up 18.3% at Rs. 1419.40 Crores, *Profit Before Tax up for the Quarter by 48.2% at 196 Crores*

Nine months PAT up 6.8 % and Revenues up by 13.6 %

- **PAT for the quarter stood at Rs.197.28 Crores and is not comparable with same period last year**
- **Nine month Sales at 11481 MUs as compared to 11007 MUs**
- **Trombay Thermal Power Station recorded highest generation of 2629 MUs**
- **Generation at Jojobera Thermal Power Station up by 4.8% at 689 MUs**
- **50.4 MW of wind farm project at Khandke completed**
- **Allotted Mandakini Coal Block in Orissa jointly with Jindal Photo & Monnet Ispat.**

Mumbai, 29th January 2008: The Tata Power Company Limited, India's largest private power utility, today announced its audited financial results for the quarter ended December 31, 2007.

➢ **Highlights – Q3 FY08**

- Tata Power reported 48.2% growth in Profit before Tax (PBT) at Rs.195.97 Crores compared to Rs.132.23 Crores in the corresponding quarter last year. The Company's Revenues rose by 18.3% to Rs. 1419.40 Crores compared to Rs.1199.72 Crores in the Q3 FY07.

- PAT for the quarter stood at Rs. 197.28 Crores and is not comparable with the corresponding period last year as the corresponding period included higher reversal of tax provisions aggregating Rs.130 Crores arising out of favourable assessments/orders pertaining to the Mumbai Licence Area operations.

- The Company's Trombay Thermal Power Station recorded highest ever generation of 2629 MUs (Previous highest was 2574 MUs). The Jojobera Thermal Power Station recorded higher generation at 689 MUs, as compared to 657 MUs and improved PLF of 72.9%. Belgaum Power Station also reported increase in generation to 68 MUs due to higher demand by KPTCL.

➢ **Highlights Nine Months- FY08**

- Tata Power reported 6.8% growth in Profit after Tax (PAT) at Rs.644.91 Crores compared to Rs.604.07 Crores in the corresponding nine months last year. The corresponding period last year included higher reversal of tax provisions aggregating Rs.157.50 Crores arising out of favourable assessments/orders pertaining to the Mumbai Licence Area operations. The Company's Revenues rose by 13.6% to Rs.4281.44 Crores compared to Rs.3767.92 Crores in the nine months ended on 31st December 2007. Sales Volume during the nine months ended showed increase by 4.3% at 11481 MUs.

- The Company's Trombay Thermal Power Station recorded higher thermal generation at 7672 MUs as compared to 7144 MUs and PLF of 87.4%.The Jojobera Thermal Power Station recorded higher generation at 2131 MUs, as compared to 1990 MUs and PLF of 75.5%.

Commenting on the performance this quarter, Mr. Prasad Menon, Managing Director, The Tata Power Co. Ltd., "We continue to consolidate our power business as an integrated power and energy company through operational excellence, capacity expansion and foray into new markets. Our projects are in various stages of implementation across the country. Our track record of steady project implementation and superior service augurs well for our consumers and various stakeholders moving forward."

Growth Plans:

250 MW Trombay Unit 8: The 250 MW Unit 8 expansion project at Trombay is also progressing as per schedule and will be commissioned by October 2008.

4000 MW, Mundra Ultra Mega Power Project : is progressing as per schedule. Orders for the main equipments have been placed and site preparatory works are in progress.

1050 MW Maithon Power Project : is progressing as per schedule. Orders for the main equipments have been placed and site preparatory works are in progress.

Wind Farm Projects: During the quarter, 50.4 MW Khandke Project was completed. Two additional wind projects of 50.4 MW each are being developed in Jamnagar district at Gujarat and Gadag district at Karnataka. Order has been placed on Enercon for setting up these machines.

120 MW Power Project at Haldia: The Haldia power plant based on coke oven gases is progressing as per schedule and will be commissioned in 2008.

Captive Power Projects for Tata Steel: The 120 MW Power House # 6 at Tata Steel Works, Jamshedpur and 120 MW Unit # 5 at Jojobera are also progressing as per schedule and will be commissioned in the next financial year.

Captive Coal Blocks:

Tubed Coal Block in Jharkhand: A Joint-Venture has been formed with the Company and Hindalco and Tubed Coal Mining Limited has been registered.

Mandakini Coal Block in Orissa: The screening Committee of Ministry of Coal has allotted Mandakini Coal Block in Orissa jointly to Tata Power, Jindal Photo and Monnet Ispat. Heads of agreement has been signed with JV partners.

Foreign Currency Convertible Bonds:

The Company has allotted a total of 1,02,92,146 equity shares of Rs.10 each and subsequent upon conversion of 1,40,183 FCCBs as of 31st December 2007.

➢ **Awards and Recognitions:**

- Awarded the Quality Circles AWARD 2007 at the "National Convention on Quality Circles" under the aegis of Quality Circle Forum of India.
- Jojobera Division has been recognized by the National Safety Council of India and awarded the "Suraksha Puraskar" in recognition for developing and implementing very effective Safety Management Systems and Procedures and achieving very good performance in safety during the assessment period of three years – 2003-05.

About Tata Power:

Tata Power is India's largest private sector power utility with an installed generation capacity of over 2300 MW and a presence in all the segments of the power sector viz Generation (thermal, hydro, solar and wind), Transmission, Distribution and Trading. The Company has successful public-private partnerships in Generation, Transmission and Distribution - "North Delhi Power Limited" with Delhi Vidyut Board for distribution in North Delhi, 'Powerlinks Transmission Ltd.' with Power Grid Corporation of India Ltd. for evacuation of Power from Tala hydro plant in Bhutan to Delhi and 'Maithon Power Ltd.' with Damodar Valley Corporation for a 1050 MW Mega Power Project at Jharkhand. It has recently acquired 30% stake in Coal Companies at Indonesia and is developing the first 4000 MW Ultra Mega Power Project at Mundra (Gujarat) based on super-critical technology. With its track record of technology leadership, customer care and redefining contours of the Indian power sector, Tata Power is poised for a five-fold growth and committed to 'lighting up lives' for generations to come.

For further information please contact:

Shalini Singh
Chief, Corporate Communications
The Tata Power Company Ltd.,
Phone: 022-6665 8748
Email: shalinis@tpc.co.in

Rakesh Reddy / Soumyashree Saha
Vaishnavi Corporate Communications
Phone: 022-6656 8787
Email: rakesh@vccpl.com / ssaha@vccpl.com

END